UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2014

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Receives over $20 million in Orders from Several Leading Foundries”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Nova Receives over $20 million in Orders
from Several Leading Foundries

Management Expects to Meet Upper Range of 4Q13 Guidance

REHOVOT, Israel, January 9, 2014 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that several foundries have recently placed over $20 million in orders in aggregate for Nova’s metrology solutions. The orders are for the most advanced 2Xnm and 1Xnm technology nodes in multiple process steps.

The orders include Nova’s most advanced fleet of integrated and stand-alone metrology products, the latest generation of NovaMARS® modeling software and Nova’s Fleet Management software solution. These solutions will support multiple process steps including both CMP and Etch. Nova expects to ship these systems over the first half of 2014.

“We are very proud with the vote of confidence we continuously receive from the market leading Foundries for our metrology solutions”, said Eitan Oppenhaim, Nova’s President & CEO. “These recent selections validate our strategy of increased R&D spending on advanced optical solutions in order to increase market share in this high growth market, and solidify our position as a leader in Optical CD metrology for process control. Today, we are growing our placement in the foundries beyond the CMP process into multiple steps including Etch, for both front-end and back-end applications, and in the future, we expect these wins to generate significant business opportunities for us. With these new orders and our recent market share gains in multiple front and back-end applications, we are clearly demonstrating our strength in the process control segment, which positions us at a good starting point towards 2014.”

Oppenhaim continued, “In addition, we are pleased to announce that we expect our fourth quarter of 2013 results to fall in the higher range of our guidance initially issued on October 30, 2013 with our third quarter of 2013 results. We will provide additional details on our formal reporting in February 2014.”

As a reminder, Eitan Oppenhaim, President and CEO, will present at the 16th Annual Needham Growth Conference at The New York Palace Hotel, New York, NY. Mr. Oppenhaim's presentation will be at 12:45p Eastern Time on Wednesday, January 15, 2014. A live webcast of Nova’s presentation will be available to the public and can be accessed at http://wsw.com/webcast/needham64/NVMI.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is: www.novameasuring.com

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.